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Exhibit 99.1

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2006
AND
FOR THE YEAR THEN ENDED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Advanced Chip Engineering Technology Inc.

        We have audited the accompanying balance sheet of Advanced Chip Engineering Technology Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Chip Engineering Technology Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with the "Business Entity Accounting Law" and accounting principles generally accepted in the Republic of China.

        As more fully described in Note 10, the Company restated its financial statements.

        The "Business Entity Accounting Law" and accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. A narrative discussion of the significant differences is presented in Note 11 to the financial statements.

Ernst & Young
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
January 4, 2008

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

BALANCE SHEETS

		As of December 31,
	Notes	2006 Restated—see Note 10	2005 (Unaudited) Restated—see Note 10
		NT$	NT$
Current assets
Cash and cash equivalents	2,4.(1)	537,221,671	178,398,211
Notes receivable (Net)	2,4.(2)	152,250	105,000
Accounts receivable (Net)	2,4.(3)	3,661,296	1,916,023
Other receivables—financing to others	4.(19)	—	50,000,000
Other financial assets	2,4.(4),5	7,515,259	6,481,162
Inventories (Net)	2,4.(5)	15,225,905	3,235,773
Restricted deposits—current	6	3,669,688	36,672,000
Other current assets		18,658,661	12,228,303

Total current assets		586,104,730	289,036,472

Property, plant and equipment	2,3,4.(6),
Land	4.(18),6,10	116,668,319	104,561,615
Buildings and facilities		358,808,026	331,246,858
Machinery and equipment		628,929,591	516,602,863
Transportation equipment		960,567	960,567
Office furniture		16,058,807	11,978,270
Other equipment		2,826,799	2,826,799

Total cost		1,124,252,109	968,176,972
Less: Accumulated depreciation		(410,572,762)	(310,730,195)
Less: Accumulated impairment		(24,946,734)	(23,119,000)
Plus: Prepayment for equipment		24,145,853	42,861,334

Property, plant and equipment, net		712,878,466	677,189,111

Intangible assets	2
Trademarks		70,035	80,595
Patents		2,386,869	1,671,377
Computer Software		4,035,639	3,911,401
Technology know-how		2,167,019	10,835,015

Total intangible assets		8,659,562	16,498,388

Other assets
Leased assets	2,4.(7),6	72,065,369	129,097,399
Refundable deposits		198,000	198,000
Deferred assets	2	1,066,852	1,297,107

Total other assets		73,330,221	130,592,506

Total Assets		1,380,972,979	1,113,316,477

The accompanying notes are an integral part of the financial statements.

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

BALANCE SHEETS (Continued)

		As of December 31,
	Notes	2006 Restated—see Note 10	2005 (Unaudited) Restated—see Note 10
		NT$	NT$
Current liabilities
Short-term loans	4.(8),6,7	—	7,646,480
Accounts payable		8,919,218	4,385,557
Payables on equipment		33,577,801	22,115,197
Current portion of long-term loans	4.(9),6,7	81,771,745	74,908,394
Accrued expenses and other current liabilities	5	70,132,455	69,758,147

Total current liabilities		194,401,219	178,813,775

Long-term Liabilities
Long-term loans	4.(9),6,7	278,219,988	290,853,485

Other Liabilities
Deposits received		2,022,381	3,324,381

Total Liabilities		474,643,588	472,991,641

Stockholders' Equity
Capital	4.(10)
Common stock		1,244,137,130	1,169,922,760
Capital surplus	4.(11)
Additional Paid-in capital		—	166,666,666
Retained earnings
Accumulated deficits	4.(12),10	(331,012,686)	(683,922,986)
Treasury stock	2,4.(13)	(6,795,053)	(12,341,604)

Total Stockholders' Equity		906,329,391	640,324,836

Total Liabilities and Stockholders' Equity		1,380,972,979	1,113,316,477

The accompanying notes are an integral part of the financial statements.

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

STATEMENTS OF INCOME

		For the years ended December 31,
	Notes	2006 Restated—see Note 10	2005 (Unaudited) Restated—see Note 10		2004 (Unaudited)
		NT$	NT$		NT$
Operating Revenues
Net operating revenues	2,4.(14),5	17,545,967	6,700,130		21,313,288
Cost of goods sold	4.(15),5	(249,820,129)	(260,675,159)		(246,131,641)

Gross Loss		(232,274,162)	(253,975,029)		(224,818,353)

Operating Expenses	4.(15),5
Selling expenses		(2,475,027)	(2,871,304)		(5,136,282)
Administrative expenses		(43,993,027)	(48,762,549)		(35,864,885)
Research and development expenses		(86,224,683)	(43,751,177)		(31,600,888)

Total operating expenses		(132,692,737)	(95,385,030)		(72,602,055)

Operating Loss		(364,966,899)	(349,360,059)		(297,420,408)

Non-operating Income
Interest revenue	4.(19)	4,132,881	4,665,355		3,569,369
Gain on disposal of investments	2	5,201	1,139,743		1,565,365
Gain on physical inventory		—	—		455,385
Foreign exchange gain	2	505,833	374,796		295,545
Rent revenue	5	31,705,360	25,672,235		21,031,419
Gain on recovery of market value of inventories	2,4.(5)	—	462,428		—
Other incomes		31,445,823	3,023,889		2,964,277

Total non-operating income		67,795,098	35,338,446		29,881,360

Non-operating Expenses
Interest expense		(12,167,954)	(13,328,591)		(19,591,218)
Loss on disposal of property, plant and equipment	2	(20,775)	(12,809,400)		(2,124,538)
Loss on decline in market value and obsolescence of inventory	2,4.(5)	(59,233)	—		(3,080,264)
Asset impairment	2,3,4.(18),10	(1,827,734)	(23,119,000	) —
Other losses	2,4.(7),4.(15)	(22,747,948)	(15,039,347)		(13,269,961)

Total non-operating expenses		(36,823,644)	(64,296,338)		(38,065,981)

Loss Before Income Taxes		(333,995,445)	(378,317,951)		(305,605,029)
Income Tax Expense	2,4.(17)	—	—		—

Net Loss		(333,995,445)	(378,317,951)		(305,605,029)

The accompanying notes are an integral part of the financial statements.

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid- in Capital	Accumulated Deficits	Treasury Stock	Total
	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2004 (Unaudited)	1,200,000,000	20,000,000	(883,410,576)	—	336,589,424
Capital surplus transferred to offset accumulated deficits	—	(20,000,000)	20,000,000	—	—
Common stock transferred to offset accumulated deficits	(863,410,570)	—	863,410,570	—	—
Issue of common stock	833,333,330	166,666,666	—	—	999,999,996
Treasury stock repurchased	—	—	—	(12,341,604)	(12,341,604)
Net loss for the year ended December 31, 2004	—	—	(305,605,029)	—	(305,605,029)

Balance as of December 31, 2004 (Unaudited)	1,169,922,760	166,666,666	(305,605,035)	(12,341,604)	1,018,642,787
Net loss for the year ended December 31, 2005	—	—	(378,317,951)	—	(378,317,951)

Balance as of December 31, 2005 (Unaudited) Restated—see Note 10	1,169,922,760	166,666,666	(683,922,986)	(12,341,604)	640,324,836
Capital surplus transferred to offset accumulated deficits	—	(166,666,666)	166,666,666	—	—
Common stock transferred to offset accumulated deficits	(525,785,630)	—	520,239,079	5,546,551	—
Issue of common stock	600,000,000	—	—	—	600,000,000
Net loss for the year ended December 31, 2006	—	—	(333,995,445)	—	(333,995,445)

Balance as of December 31, 2006 Restated—see Note 10	1,244,137,130	—	(331,012,686)	(6,795,053)	906,329,391

The accompanying notes are an integral part of the financial statements.

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2006 Restated—see Note 10	2005 (Unaudited) Restated—see Note 10	2004 (Unaudited)
	NT$	NT$	NT$
Cash flows from operating activities:
Net loss	(333,995,445)	(378,317,951)	(305,605,029)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	118,446,344	113,185,550	114,257,238
Amortization	10,408,402	19,439,964	24,369,057
Bad debt expenses	—	798,449	1,218,491
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	59,233	(462,428)	3,080,264
Increase in allowance for sale discounts	3,387,226	—	—
Loss on disposal of property, plant and equipment	20,775	12,809,400	2,124,538
Asset impairment	1,827,734	23,119,000	—
Loss on disposal of deferred assets	—	—	956,239
Compensatory payment	—	—	8,038,544
Decrease in other liabilities	—	—	(1,774,974)
(Increase) Decrease in notes receivable	(47,250)	(105,000)	7,919,926
(Increase) Decrease in accounts receivable	(5,132,499)	1,574,433	(2,813,138)
(Increase) Decrease in receivables from related parties	—	14,570	(14,570)
(Increase) Decrease in other financial assets	(1,034,097)	(5,872,139)	1,013,463
(Increase) Decrease in inventories	(12,049,365)	1,978,138	1,763,880
Increase in other current assets	(7,737,679)	(4,231,455)	(8,842,900)
Increase (Decrease) in accounts payable	4,533,661	768,583	(103,082)
Increase (Decrease) in payables to related parties	—	(218,862)	218,862
Increase in accrued expenses and other current liabilities	374,308	8,727,919	34,715,192

Net cash used in operating activities	(220,938,652)	(206,791,829)	(119,477,999)

Cash flows from investing activities:
(Increase) Decrease in restricted deposits	33,002,312	(1,671,308)	(32,876,741)
(Increase) Decrease in other receivables- financing to others	50,000,000	(50,000,000)	—
Acquisition of property, plant and equipment	(87,529,574)	(118,197,363)	(87,347,281)
Proceeds from disposal of property, plant and equipment	—	133,340	—
(Increase) decrease in refundable deposits		39,403	(234,503)
Increase in deferred assets	(992,000)	(1,251,698)	(1,957,446)
Decrease in other liabilities—other	—	—	(10,578,276)

Net cash used in investing activities	(5,519,262)	(170,947,626)	(132,994,247)

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS (Continued)

	For the years ended December 31,
	2006 Restated—see Note 10	2005 (Unaudited) Restated—see Note 10	2004 (Unaudited)
	NT$	NT$	NT$
Cash flows from financing activities:
Decrease in short-term loans	(7,646,480)	(7,650,392)	(24,703,128)
Decrease in long-term loans	(5,770,146)	(102,222,659)	(56,353,951)
Decrease in long-term lease payable	—	—	(4,690,668)
Decrease in deposits received	(1,302,000)	(1,650,000)	—
Issue of common stock	600,000,000	—	999,999,996
Treasury stock repurchased	—	—	(12,341,604)

Net cash provided by (used in) financing activities	585,281,374	(111,523,051)	901,910,645

Increase (Decrease) in cash and cash equivalents	358,823,460	(489,262,506)	649,438,399
Cash and cash equivalents, beginning of period	178,398,211	667,660,717	18,222,318

Cash and cash equivalents, end of period	537,221,671	178,398,211	667,660,717

Supplemental disclosures of cash flows information:
Income tax paid during the period	—	—	—

Interest paid during the period	11,562,660	13,406,452	19,769,119

Investing and Financing activities partially affected cash flows
Acquisition of property, plant and equipment	98,992,178	111,423,520	48,063,902
(Increase) Decrease in payables to equipment suppliers	(11,462,604)	6,773,843	39,283,379

Cash paid for acquiring property, plant and equipment	87,529,574	118,197,363	87,347,281

Investing and Financing activities not affected cash flows
Current portion of long-term loans	81,771,745	74,908,394	102,565,775

Common stock and capital surplus transferred to offset accumulated deficits	686,905,745	—	883,410,570

The accompanying notes are an integral part of the financial statements.

1. History

        ADVANCED CHIP ENGINEERING TECHNOLOGY INC. (the "Company") was incorporated under the Company Law of the Republic of China in May 2000. The Company's major business activity is to engage in the business of testing and assembling service, manufacturing and selling integrated circuit. As of December 31, 2006 and 2005, the Company's employees totaled 296 and 225, respectively.

2. Summary of Significant Accounting Policies

        The Company's financial statements were prepared in accordance with the "Business Entity Accounting Law" and accounting principles generally accepted in the Republic of China (R.O.C.). Those significant accounting policies are summarized as follows:

  •
  Cash Equivalents

    Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and are due in the near future, where fluctuations in the investment's interest rate have insignificant impact on its value. Common examples of cash equivalents are commercial papers, treasury bills, and bank acceptances with maturities of three months or less from the original acquisition date.

  •
  Foreign Currency Transactions

    The Company maintains its accounting records in New Taiwan dollars ("NT Dollars" or "NT$"). Transactions denominated in foreign currencies are recorded in New Taiwan dollars using the exchange rates in effect at the dates of transactions. Financial assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

  •
  Financial Assets and Financial Liabilities

    The Company recognizes a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets are recognized using either trade date accounting on equity instruments or settlement date accounting on debt securities, beneficiary certificates or derivative instruments. Financial assets and financial liabilities are derecognized in accordance with R.O.C. Statement of Financial Accounting Standards No.33, "Accounting for Transfers of Financial Assets and Extinguishment of Financial Liabilities."

  •
  Allowance for Doubtful Accounts

    Allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

  •
  Inventories

    Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market value of raw materials and supplies is determined on the basis of replacement cost while work in process and finished goods are determined on the basis of net realizable value. The allowance for loss on decline in market value and obsolescence is provided, when necessary. The allowance for loss can be reversed in a subsequent period if evidence indicates that such loss no longer exists.

  •
  Property, Plant and Equipment, and Leased Assets

  (1)
  Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Buildings and facilities	50 years
Machinery and equipment	5 to 10 years
Transportation equipment	2 to 5 years
Office furniture	2 to 5 years
Other equipment	3 to 5 years
Leased assets	3 to 50 years
    (2)
    Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gain or loss on disposal of property, plant and equipment is recorded under non-operating income or expenses. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off.

  •
  Capital Leases and Operating Leases

    Lease contracts with any of the following characteristics are classified and accounted for as capital leases:

    (1)
    the lease transfers ownership of the leased property to the lessee by the end of the lease term;

    (2)
    the lease contains a bargain purchase option;

    (3)
    the lease term is equal to 75% or more of the total estimated economic life of the leased property (not applicable to leases in which the leased property has been used for more than 75% of its estimated economic life before the lease begins)

    (4)
    the present value of the rental payments plus the bargain purchase option or the guaranteed residual value is at least 90% of the market value of the leased property at the inception date of the lease (not applicable to leases in which the leased property has been used for more than 75% of its estimated economic life before the lease begins)

    In the situation that the Company serves as a lessor, the lease contract must also satisfy both of the following criteria in order to be qualified as a capital lease:

    (1)
    collectibility of the lease payment receivables is reasonably assured; and

    (2)
    no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

    Lease contracts not qualified as capital leases are classified as operating leases.

    Rent revenue received from operating leases is recognized as non-operating income.

  •
  Deferred Assets and intangible Assets

    Deferred assets and intangible assets are originally recorded at cost and amortized over their estimated useful lives, usually 3 to 20 years, based on the straight-line method. For impairment policy of deferred assets and intangible assets please refer to Asset Impairment below.

  •
  Asset Impairment

    On January 1, 2005, the Company adopted the R.O.C. SFAS No. 35 "Accounting for Asset impairment". SFAS No. 35 requires that assets within the scope of the Standard other than goodwill (which is tested annually) shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Unrecoverable losses shall be recognized as a charge through the statement of income. Recognized losses on goodwill impairment shall not be reversed subsequently. However, impairment on non-goodwill assets may be recoverable if the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. The recovery gain may not exceed the asset's original value less associated depreciation or amortization.

  •
  Revenue Recognition

    According to R.O.C. SFAS No.32, "Accounting for Revenue Recognition," the Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. Allowance for sales returns and discounts are estimated taking into consideration customer complaints and historical experiences. Such allowances are recorded in the same period in which sales are made. Shipping and handling costs are included in sales expenses.

  •
  Capital Expenditures vs. Expenses

    If expenditures increase service potential of plant assets, the expenditures are capitalized, while other expenditures are expensed as incurred.

  •
  Pension Plan

    In accordance with the Labor Standards Law (the "Law") of the R.O.C., the Company maintains a defined benefit pension plan for certain employees. The Company debits its pension expense based on a monthly contribution equal to certain percentage of the wages and salaries paid during the period. The monthly contribution is paid to a pension fund administered by the Employees' Retirement Fund. The fund is deposited in the pension fund committee's nam

    The Labor Pension Act (the "Act"), which provides for a new defined contribution plan, took effect on July 1, 2005. Employees already covered by the Law can choose to remain in the defined benefit pension plan under the Law or to be subject to the defined contribution plan under the Act. Under the Act, the rate of an employer's monthly contribution to the pension fund should be at least 6% of the employee's monthly wages, and the Company records this contribution as a pension expense when incurred.

  •
  Income Tax

    In accordance with the R.O.C. SFAS No. 22 "Accounting for Income Taxes", income taxes are accounted for under the inter-period and intra-period income tax allocation method. Provision for income taxes includes deferred taxes resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability recognized in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

    The Income Basic Tax Act took effect on January 1, 2006. The alternative minimum tax ("AMT") imposed under the Income Basic Tax Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the Income Basic Tax Act. The tax effect of such amounts was taken into consideration in determining the realization of deferred income tax assets.

    Income taxes (10%) on undistributed earnings are recorded as expenses in the year when the stockholders have resolved that the earnings shall be retained.

    Income tax credit is accounted for in accordance with the R.O.C. SFAS No. 12 "Accounting for Income Tax Credit". Income tax credits resulting from the acquisition of equipment, research and development expenditures, and employee training shall be recognized using the flow-through method.

  •
  Treasury Stock

    Treasury stock transactions are accounted for under the cost method. The acquisition cost of shares is recorded under the caption of treasury stock, a contra stockholders' equity account.

    When treasury stock is sold for more than its acquisition cost, the difference is credited to capital reserve-treasury stock transaction. If treasury stock is sold for less than its acquisition cost, the difference is charged to the same capital reserve account. If the balance of the capital reserve is insufficient, any further reduction shall be charged to retained earnings.

    When treasury stock is retired, the treasury stock account is credited and all capital account balances related to the treasury shares, including capital reserve-treasury stock transaction, are reduced on a proportionate basis. If the remaining balance is a credit, it is recorded under capital reserve—treasury stock transaction, and if the remaining balance is a debit, it is recorded under retained earnings.

3. Reasons and Effect of Accounting Change

        As discussed in Note 4. (18) to the financial statements, effective from January 1, 2005, the Company adopted R.O.C. SFAS No.35, "Accounting for Asset Impairment." The financial statements of prior years should not be retroactively restated. As a result of the adoption, the Company's total assets was reduced by NT$23,119,000 as of December 31, 2005 (restated—see Note 10), and net loss increased by NT$23,119,000 in 2005 (restated—see Note 10).

4. Contents of Significant Accounts

  (1)
  Cash and Cash Equivalents

	As of December 31,
	2006	2005
	NT$	NT$
Cash on hand	57,140	43,682
Checking and savings accounts	26,164,531	18,354,529
Time deposits	511,000,000	160,000,000

Total	537,221,671	178,398,211

    Cash and Cash Equivalents were not pledged as of December 31, 2006 and 2005.

  (2)
  Notes Receivable

	As of December 31,
	2006	2005
	NT$	NT$
Notes receivable	152,250	105,000
Less: Allowance for doubtful accounts	—	—

Net	152,250	105,000

  (3)
  Accounts Receivable

	As of December 31,
	2006	2005
	NT$	NT$
Accounts receivable	7,846,971	2,714,472
Less: Allowance for doubtful accounts	(798,449)	(798,449)
Allowance for sale discounts	(3,387,226)	—

Net	3,661,296	1,916,023

  (4)
  Other Financial Assets

	As of December 31,
	2006	2005
	NT$	NT$
Tax refund	753,518	736,034
Interest receivable	309,949	159,886
Other receivables—related parties(Note 5)	6,332,005	3,993,000
Other receivables—other	119,787	1,592,242

Net	7,515,259	6,481,162

  (5)
  Inventories

	As of December 31,
	2006	2005
	NT$	NT$
Raw materials and supplies	13,973,681	5,790,368
Work in process	943,247	956,533
Finished goods	2,723,814	910,948

Total	17,640,742	7,657,849
Less: Allowance for inventory obsolescence	(2,414,837)	(4,422,076)

Net	15,225,905	3,235,773

    Inventories were not pledged as of December 31, 2006 and 2005.

  (6)
  Property, Plant and Equipment

    The Company did not capitalize interest for the years ended December 31, 2006, 2005 and 2004.

    Please see Note 6 for property, plant and equipment pledged as collateral.

  (7)
  Leased Assets

	As of December 31,
	2006	2005
	NT$	NT$
Land	19,515,081	31,621,785
Buildings and facilities	44,347,211	78,011,818
Machinery and equipment	133,658,940	126,363,107
Office furniture	3,900	3,900

Total	197,525,132	236,000,610
Less: Accumulated depreciation	(125,459,763)	(106,903,211)

Net	72,065,369	129,097,399

    The depreciation of leased assets, recorded as non-operating expenses, amounted to NT$20,887,053, NT$12,327,264 and NT$ 3,481,020, respectively, for the years ended December 31, 2006, 2005 and 2004.

    Please refer to Note 6 for leased assets pledged as collateral.

  (8)
  Short-term Loans

	As of December 31,
	2006	2005
	NT$	NT$
Letter of credit	—	7,646,480

Interest rates	—	0.8635% - 3.03%

    The Company's unused short-term credit amounted to NT$352,220,000 and NT$116,162,491, respectively, as of December 31, 2006 and 2005.

    Please refer to Note 6 for assets pledged for short-term loans.

  (9)
  Long-term Loans

	As of December 31,
	Interest rates		Balance
Creditors
	2006	2005	2006	2005
	%	%	NT$	NT$
Long-term loan from Taiwan Business Bank Payable in 90 monthly installments beginning January 2004 with interest due monthly	3.270	3.405	230,574,510	275,865,932
Long-term loan from Taiwan Business Bank Payable in 18 quarterly installments beginning July 2004 with interest due monthly	3.325	3.310	28,288,000	42,432,000
Long-term loan from Taiwan Business Bank Payable in 20 quarterly installments beginning July 2007 with interest due monthly	1.000	—	65,000,000	—
Long-term loan from Hsinchu International Bank Payable in 60 monthly installments beginning January 2005 with interest due monthly	3.151	2.90	36,129,223	47,463,947

Total long-term loans			359,991,733	365,761,879
Less: Current portion			(81,771,745)	(74,908,394)

Net			278,219,988	290,853,485

        Please refer to Note 6 for assets pledged for long-term loans.

  (10)
  Common Stock

    As of January 1, 2004, the Company's authorized and issued common stock amounted to NT$2,400,000,000 and NT$1,200,000,000, divided into 240,000,000 shares (including a maximum of 24,000,000 shares for technology know-how) and 120,000,000 shares (including 11,695,000 shares for technology know-how), respectively, each share at par of NT$10.

    In the stockholders' meeting held on April 12, 2004, the stockholders resolved to reduce the Company's authorized capital to NT$1,340,000,000, divided into 134,000,000 shares (including maximum 13,400,000 shares for technology know-how), each share at par of NT$10. The Company was authorized to issue common as well as preferred stock. Plus, based on the resolution of the stockholders' meeting held on April 12, 2004, the stockholders resolved to increase the Company's authorized capital to NT$2,400,000,000, divided into 240,000,000 shares (including maximum 24,000,000 shares for technology know-how), each share at par of NT$10. However, the Company did not complete the legal procedure. In the same meeting, the Company resolved to make up its accumulated deficits by using capital stock of NT$863,410,570. The decrease of capital was approved by the authority-in-charge.

    On April 12, 2004, the Company resolved to issue 83,333,333 new shares for cash, each share issued at the price of NT$12.

    Following the resolution of the stockholders' meeting on June 23, 2004, the Company resolved to delete those regulations related to preferred stock in its articles of incorporation.

    As of January 1, 2005, the Company's authorized and issued common stock amounted to NT$1,340,000,000 and NT$1,169,922,760, divided into 134,000,000 shares (including the maximum of 13,400,000 shares for technology know-how) and 116,992,276 shares (including 3,280,342 shares for technology know-how), respectively, each share at par of NT$10.

    On January 20, 2006, the Company's directors resolved to increase the Company's authorized capital to NT$2,000,000,000, divided into 200,000,000 shares and authorized the chairman of the Company to issue employee options for 30,000 units, with each unit entitling the granted employee the right to subscribe for 1,000 shares of the Company's common stock. No options were granted during fiscal year 2006.

    In the stockholders' meeting held on March 8, 2006, the stockholders resolved to offset its accumulated deficits by using capital stock of NT$525,785,630. The decrease of capital had been approved by the authority-in-change.

    In the same stockholders' meeting, the stockholders resolved to issue 60,000,000 of new shares for cash. The board of directors selected September 14, 2006 as the record date, and the required registered procedures were completed.

    As of December 31, 2006, the Company's authorized and issued common stock amounted to NT$2,000,000,000 and NT$1,244,137,130, divided into 200,000,000 shares (including 6,400,000 shares for technology know-how and 30,000,000 shares reserved for the exercise of stock options in the future) and 124,413,713 shares (including 1,806,093 shares for technology know-how), respectively, each share at par of NT$10.

  (11)
  Capital Surplus

	As of December 31,
	2006	2005
	NT$	NT$
Additional paid-in capital in excess of par-common stock	—	166,666,666

    According to the R.O.C. Company Law, capital surplus shall be used to offset accumulated deficits, provided no legal reserve is available, or could be appropriated as stock dividends.

    On March 8, 2006, the Company's stockholders resolved to offset its accumulated deficits by using capital surplus of NT$166,666,666.

  (12)
  Earnings Distribution

    The Company's articles of incorporation provides that the net income, after deducting the previous years' losses and the appropriation of legal reserves, may be appropriated or distributed proportionally as follows:

    a.
    Dividend paid to stockholders at 84% of the distributable earnings;

    b.
    Remuneration for directors and supervisors at 1% of the distribution of earnings;

    c.
    Employee bonuses at 15% of the distributable earnings.

    Distributions, except for the remuneration for directors and supervisors, may be in cash or in the form of common shares or a combination of both.

    As of December 31, 2006, the Company reported an accumulated deficit and consequently has no earnings were available for distribution.

  (13)
  Treasury Stock
  a.
  On July 15, 2004, the Company's board of directors authorized the Company to repurchase its own common stock for transferring to its employees. The movement of treasury stock is as follows:

For the years ended December 31	Beginning	Increase	Decrease	Ending
2006 (restated—see Note 10)	1,121,964	—	(504,232)	617,732
			Note A

2005	1,121,964	—	—	1,121,964

2004	—	1,121,964	—	1,121,964

      Note A:    In the stockholders' meeting held on March 8, 2006, the stockholders resolved to offset its accumulated deficits by using common stock of NT$525,785,630. Consequently, such decrease in common stock resulted in the decrease of 504,232 shares of treasury stock.

    b.
    According to the Company Law of the Republic of China, total treasury stock shall not exceed 5% of the Company's issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital surplus. The maximum amount and shares that the Company is allowed to repurchase, calculated based on the financial statements as of July 15, 2004, were approximately NT$35,488,000 and 5,849,614 shares, respectively.

    c.
    In accordance with the Company Law of the Republic of China, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends. Treasury stock shall be transferred to employees within three years from the repurchased date.

  (14)
  Operating Revenues

	For the years ended December 31,
	2006	2005	2004
	NT$	NT$	NT$
Revenue from processing	18,684,086	6,079,818	20,758,913
Other operating revenues	4,679,754	808,169	745,552

Total	23,363,840	6,887,987	21,504,465
Less: sales discounts or allowances	(5,817,873)	(187,857)	(191,177)

Net operating revenues	17,545,967	6,700,130	21,313,288

  (15)
  Payroll, Depreciation and Amortization Expenses

	For the years ended December 31,
	2006			2005
	Included in cost of goods sold	Included in operating expenses	Total	Included in cost of goods sold	Included in operating expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$
Personnel Expenses:
Salaries and wages	79,987,803	66,834,967	146,822,770	70,868,285	47,281,714	118,149,999
Labor and health insurance	6,095,869	4,156,747	10,252,616	6,110,669	3,064,667	9,175,336
Pension expense	4,613,896	3,620,829	8,234,725	3,100,120	1,944,280	5,044,400
Others	3,546,315	2,011,835	5,558,150	3,823,226	1,435,950	5,259,176

Total	94,243,883	76,624,378	170,868,261	83,902,300	53,726,611	137,628,911

Depreciation	92,072,855	5,486,436	97,559,291	94,861,463	5,996,823	100,858,286

Amortization	365,418	10,042,984	10,408,402	18,324,546	1,115,418	19,439,964

	For the year ended December 31,
	2004
	Included in cost of goods sold	Included in operating expenses	Total
	NT$	NT$	NT$
Personnel Expenses:
Salaries and wages	68,412,013	40,003,284	108,415,297
Labor and health insurance	4,363,401	2,265,416	6,628,817
Pension expense	929,784	584,065	1,513,849
Others	2,818,225	1,088,525	3,906,750

Total	76,523,423	43,941,290	120,464,713

Depreciation	104,540,176	6,236,042	110,776,218

Amortization	24,144,597	224,460	24,369,057

    The depreciation of leased assets, recorded under non-operating expenses, amounted to NT$20,887,053, NT$12,327,264 and NT$3,481,020, respectively, for the years ended December 31, 2006, 2005 and 2004.

  (16)
  Pensions

    The employee's pension fund for defined benefit pension plan amounted to NT$8,341,390 and NT$6,855,740, respectively, as of December 31, 2006 and 2005, the pension cost amounted to NT$1,411,096, NT$3,027,722 and NT$ 1,513,849, respectively, for the years ended December 31, 2006, 2005 and 2004.

    The pension cost recognized under defined contribution pension plan amounted to NT$6,823,629 and NT$2,016,678 for the years ended December 31, 2006 and 2005, respectively.

  (17)
  Income Taxes

    The Company's income tax returns through the fiscal year 2005 have been assessed by the tax authorities.

    As of December 31, 2006, unused tax credits available to reduce future tax liability were as follows:

Recorded year	Unused Balances	Expiration Years
	NT$
2003	2,745,403	2007
2004	10,350,348	2008
2005	20,026,123	2009
2006	25,627,408	2010

Total	58,749,282

    As of December 31, 2006, net operating losses that can be carried forward to reduce taxable income earned in the successive period of five years were as follows:

Year when the losses were recorded	Total net operating losses incurred	Unused Balances	Expiration Years
	NT$	NT$
2002	249,765,016	249,765,016	2007
2003	425,581,419	425,581,419	2008
2004	282,706,776	282,706,776	2009
2005	356,310,536	356,310,536	2010
2006	352,836,283	352,836,283	2011

Total	1,667,200,030	1,667,200,030

    As of December 31, 2005, unused tax credits available to reduce future tax payable were as follows:

Year incurred	Unused Balances	Expiration Years
	NT$
2002	37,960,383	2006
2003	2,745,403	2007
2004	8,958,912	2008
2005	4,170,445	2009

Total	53,835,143

    As of December 31, 2005, net operating losses that can be carried forward to reduce taxable income earned in the successive period of five years were as follows:

Year when the losses were incurred	Total net operating losses incurred	Unused Balances	Expiration Years
	NT$	NT$
2001	119,135,593	119,135,593	2006
2002	249,765,016	249,765,016	2007
2003	425,581,419	425,581,419	2008
2004	313,693,912	313,693,912	2009
2005	360,732,527	360,732,527	2010

Total	1,468,908,467	1,468,908,467

    The components of deferred tax assets and liabilities and income tax benefits are as follows:

    a.

	As of December 31,
	2006	2005
	NT$	NT$
Total deferred tax liabilities	—	—

Total deferred tax assets	488,453,057	438,190,791

Valuation allowance against deferred tax assets	488,453,057	438,190,791

Temporary differences that generated deferred tax assets:	Amount	Tax Effect	Amount	Tax Effect
	NT$	NT$	NT$	NT$
Unrealized inventory obsolescence loss	1,769,847	442,462	2,363,623	590,906

Unrealized inventory provision	2,414,837	603,709	4,422,076	1,105,519

Unrealized bonus expenses	4,036,000	1,009,000	24,012,001	6,003,000

Bad debt expense	718,457	179,614	770,254	192,564

Unrealized asset impairment	24,946,734	6,236,684	23,119,000	5,779,750

Unrealized foreign exchange loss	47,524	8,233	32,930	8,232

Other unrealized expenses	5,112,870	1,278,218	—	—

Unrealized sale discounts	3,387,226	846,807	—	—

Unrealized capitalized interest	9,196,160	2,299,040	13,794,238	3,448,560

Loss carry-forwards	1,667,200,030	416,800,008	1,468,908,467	367,227,117

Income tax credits		58,749,282		53,835,143

	As of December 31,
	2006	2005
	NT$	NT$
b. Deferred tax assets—current	70,704,220	76,794,022
Valuation allowance for deferred tax assets—current	(70,704,220)	(76,794,022)

Net deferred tax assets—current	—	—
Deferred tax liabilities—current	—	—

Net amount	—	—

	As of December 31,
	2006	2005
	NT$	NT$
c. Deferred tax assets—noncurrent	417,748,837	361,396,769
Valuation allowance for deferred tax assets—noncurrent	(417,748,837)	(361,396,769)

Net deferred tax assets-noncurrent	—	—
Deferred tax liabilities-noncurrent	—	—

Net amount	—	—

    d.
    Reconciliation between income taxes payable and income tax expense for the years ended December 31, 2006, 2005 and 2004 were as follow:

For the years ended December 31,
	• 2006	• 2005	• 2004
	NT$	NT$	NT$
Income taxes payable from continuing operation	—	—	—
10% surtax on undistributed earnings generated after year 1997	—	—	—
Net effect of deferred income tax	—	—	—

Income tax expense	—	—	—

    e.
    Information relating to Imputation Credit Account:

	As of December 31,
	2006	2005
	NT$	NT$
Imputation credit account balance	—	—

	For the years ended December 31,
	2006	2005	2004
Creditable ratio applied on earnings distributed to resident stockholders	—	—	—

    f.
    Information relating to undistributed retained earnings:

	As of December 31,
	2006 (restated—see Note 10)	2005 (restated—see Note 10)
	NT$	NT$
Prior to 1998	—	—
After 1998 (inclusive)	(331,012,686)	(683,922,986)

Total	(331,012,686)	(683,922,986)

  (18)
  Asset impairment

    Effective from January 1, 2005, the Company adopted R.O.C. SFAS No.35, "Accounting for Asset impairment" to assess the impairment of its long-lived assets and recognized asset impairment as follows:

	For the years ended December 31,
	2006 (restated—see Note 10)	2005 (restated—see Note 10)
	NT$	NT$
Accumulated impairment of property, plant and equipment—opening balance	23,119,000	—
Increase in loss of asset impairment	1,827,734	23,119,000

Accumulated impairment of property, plant and equipment—ending balance	24,946,734	23,119,000

  (19)
  Financing to others

Borrower	Period	The maximum balance during the period	Ending balance	Interest range	Interest income
		NT$	NT$	%	NT$
Title Max Technology Co., LTD	2006	50,000,000	—	2.00	238,099
	2005	50,000,000	50,000,000	2.00	714,285

5. Related Party Transactions

  (1)
  Name and Relationship of Related Parties:

Name of related party	Relationship with the Company
KING YUAN ELECTRONICS CO., LTD. ("KYEC")	The chairman of the Company is KYEC's vice-chairman
SILICON STORAGE TECHNOLOGY, INC. ("SST")	A shareholder of the Company
SST INTERNATIONAL LIMITED	A subsidiary of SST
SST TAIWAN	A subsidiary of SST INTERNATIONAL LIMITED
K.C. Huang	The supervisor of the Company
  (2)
  Significant Related Party Transactions

  A.
  Operating Revenues

	For the years ended December 31,
	2006		2005		2004
Name of related party
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
KYEC	13,000	0.07	—	—	13,000	0.07

    The Company operates a testing and packaging business, and the processing charge depends on the unique traits of each type of product. Therefore, the charge for testing KYEC's products is not comparable to the charge of other products. Payment terms for KYEC was

    60 days after the completion of transactions, while payment term for other customers is 30~90 days after the completion of transactions

    B.
    Service provided by related party was as follows:

		For the years ended December 31,
Name of related party
	Transaction	2006	2005	2004
		NT$	NT$	NT$
KYEC	Fee for borrowing machines, provision of technical support and processing	5,581,510	411,190	542,160

    C.
    Rent revenue from leased assets:

	For the years ended December 31,
Name of related party
	2006	2005	2004
	NT$	NT$	NT$
KYEC	22,750,000	10,460,000	—

    D.
    Rent expense for equipments:

	For the years ended December 31,
Name of related party
	2006	2005	2004
	NT$	NT$	NT$
KYEC	3,000,000	—	—

    E.
    Other receivables and payables resulting from those above transactions are as follows:

	As of December 31,
Name of related party
	2006	2005
	NT$	NT$
Receivables from related party
KYEC	3,583,650	3,993,000
SST	2,736,146	—
SST TAIWAN	12,209	—

Total	6,332,005	3,993,000

Payables to related party
KYEC	5,115,075	—

    F.
    Financing from related parties:

	For the year ended 2004
Name of related party	The maximum balance during the period	Ending balance	Interest expense	Interest rate
	NT$	NT$	NT$	%
K.C. Huang	20,000,000	—	133,151	3.00

6. Assets Pledged As Collateral

	As of December 31,
Account
	2006	2005	Collateralized loans
	NT$	NT$
Land	136,183,400	136,183,400	Long-term loans
Buildings and facilities	315,720,931	326,560,961	Long-term loans
Machinery and equipments	44,308,705	131,247,033	Short-term and long-term loans
Restricted deposits—Time deposits	—	35,000,000	Short-term loans
Restricted deposits—others	3,669,688	1,672,000	Note A

Total	499,882,724	630,663,394

Note A:	The Company applied for a subsidy under a program of the Industrial Development Bureau. The subsidy can not be used until the Bureau examined and approved the related R&D documents.

7. Commitments and Contingency

        As of December 31, 2006, the following commitments and contingencies were not recorded in the Company's financial statements:

  (1)
  The Company's unused letters of credit amounted to approximately NT$11,650,207, USD495,000, and JPY18,000,000 as of December 31, 2006.

  (2)
  The Company has entered into a loan agreement with Industrial Development Bureau, Ministry of Economic Affairs and Taiwan Business Bank for its project, "Development of Thickness and High Performance Image Sensor Module", which was granted under the government's Industry Research and Development Plan. Under the agreement, the Company is entitled a loan up to NTD$65,000,000 from June 1, 2005 to April 15, 2012. In the event that the Company violates the project plan or fails to extinguish the loan, Industrial Development Bureau, Ministry of Economic Affairs has the rights to terminate the agreement and claim the loan from Hsinchu International Bank, guarantor of the loan.

8. Significant Disaster Losses

        None.

9. Significant Subsequent Event

  1.
  In the stockholders' meeting held on May 2, 2007, the stockholders resolved to increase the Company's authorized capital to NT$3,000,000,000, divided into 300,000,000 shares. The stockholders also resolved to issue 100,000,000 shares of common stock for cash. The increase in capital was funded after the Company completed the required registration procedures, and the Company's authorized and issued common stock amounted to NT$3,000,000,000 and NT$2,244,137,130, divided into 300,000,000 shares and 224,413,713 shares, respectively.

  2.
  In 2006, the Company's board authorized the chairman to issue 30,000 units of employee options. Each unit entitled the granted employee the right to subscribe to 1,000 shares of the Company's common stock. No options were granted in 2006, but the chairman granted 30,000 option units to employees in 2007. The exercise price for each share was at par of NT$10. Currently, no options have been exercised.

10. Restatement of Financial Statements

        The Company restated its 2005 financial statements due to an error in the calculation of asset impairment loss which resulted in net loss to increase by NT$14,578,130. Accumulated impairment and impairment loss of 2005 were both NT$23,119,000 after the restatement.

        The Company also restated its 2006 financial statements due to an error in the application of capital reduction. As a result, treasury stock was reduced by NT$5,546,551 and accumulated deficit was increased by NT$5,546,551.

11. Material Differences between US GAAP and ROC GAAP

        The Company's financial statements have been prepared in conformity with "Business Entity Accounting Law" and accounting principles generally accepted in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). A narrative discussion on certain significant differences between ROC GAAP and US GAAP that are applicable to the Company are summarized below:

  (1)
  Compensated absences

    Under ROC GAAP, the Company is not required to accrue for unused employee's vacation leave at the end of each year. However, under US GAAP, SFAS No. 43 requires that an employer to accrue a liability for employees' compensation for future absences if all of the following conditions are met: i) the employer's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered, ii) the obligation relates to rights that vest or accumulate, iii) payment of the compensation is probable, and iv) the amount can be reasonably estimated. Accordingly, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance date to properly record the expense in the period in which the employee provided the services.

  (2)
  Pension

    As a non-public company, the Company is permitted to account for its defined benefit pension plan by recording an expense equal to the required monthly contribution as determined by the labor standards law of the R.O.C.

    Under US GAAP, a defined benefit pension plan is accounted for pursuant to SFAS No. 158 (effective for the Company in its fiscal year ending after December 15, 2006 with early adoption encouraged), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and changes in the funded status to be recognized through other comprehensive income, net of tax. Gains and losses, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of accumulated other comprehensive income.

  (2)
  Impairment of long-lived assets

    Prior to January 1, 2005, no specific standards address impairment of long-lived assets under ROC GAAP. Effective January 1, 2005, R.O.C. SFAS No. 35, "Accounting for Impairment of Assets," requires an entity to assess for impairment long-lived assets or asset groups whenever indications of impairment exist. If there are any such indications, the asset or asset group must be tested for impairment. An impairment loss for an asset or asset group must be recognized in the income statement when its carrying amount exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). Reversal of impairment loss is made when there has been a change in economic conditions or in the expected use of the asset or asset group such that the previously recognized impairment loss no longer exits or has diminished. Upon the reversal of impairment loss, the carrying value of the asset or asset group should be increased to its recoverable amount, adjusted for any depreciation (amortization) expense that would have been recognized had the asset or asset group not been impaired. Asset impairment loss is presented as a non-operating expense, and impairment recoveries are presented as non-operating income.

    Under US GAAP, a long-lived asset or asset group, to be held and used, is assessed for impairment whenever events or circumstances indicate that an impairment exits. If the undiscounted future cash flows of the asset or asset group is less then its carrying value, an impairment loss equal to the excess of its carrying value over its fair value is recognized. In addition, impairment loss cannot be reversed for long-lived assets or asset group, to be held and used. The impairment loss results in a new cost basis for the assets. Impairment loss is presented as an operating expense.

  (3)
  Cash and cash equivalents

    Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

  (4)
  Inventory provision

    Under ROC GAAP, provisions for normal inventory scrap and obsolescence are recorded as non-operating expenses. However, under US GAAP, provisions for normal inventory scrap and obsolescence are generally charged to cost of sales. Under ROC GAAP, the write down of inventory due to lower-of-cost-or-market can be reversed to the extent that the reversal does not exceed the original cost.

    Under US GAAP, a write-down of inventory to the lower-of-cost-or-market value creates a new cost basis that subsequently cannot be marked up based on changes in underlying circumstances.

  (6)
  Technology know-how

  •
  In years 2000 and 2002, the founders of the Company contributed their technology know-how in exchange for the Company's stock. Under ROC GAAP, the Company recorded the technology-know how based on a valuation report with corresponding entries to common stock and additional paid-in capital. The technology know-how was amortized over its estimated economic life using the straight-line method.

  •
  Under US GAAP, Staff Accounting Bulletin (SAB) Topic 5-G, "Acquisition of Assets from Promoters and Stockholders in Exchange for Common Stock," states that "transfers of nonmonetary assets to a company by its promoters or stockholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferor's historical cost basis determined under generally accepted accounting principles."

  (7)
  Reclassification within stockholders' equity

    Under ROC GAAP, the Company can reduce its accumulated deficit by offsetting it against its capital and capital surplus balances.

    Under US GAAP, a deficit reclassification can be recognized only when it qualifies as a "quasi-reorganization" which requires the following conditions to be met: a) earned surplus, as of the date selected, is exhausted; b) upon consummation of the quasi-reorganization, no deficit exists in any surplus account; c) the entire procedure is made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions are obtained in advance in accordance with the applicable laws and charter provisions; and d) the procedure accomplishes, with respect to the accounts, substantially what might be accomplished in a reorganization by legal proceedings namely, the restatement of assets in terms of present considerations as well as appropriate modifications of capital and capital surplus, in order to obviate, so far as possible, the necessity of future reorganization of like nature.

  (8)
  Employee bonus accrual

    Under ROC GAAP, the Company accrued a bonus liability based on a policy ("Bonus Policy") to pay an annual bonus to its employees. The Company does not have a legal obligation to pay the bonus. The existence of contracts which places conditions on when the Company will pay the bonus, such as the need to achieve future profitability or to maintain employment with the Company do not overcome the presumption that a bonus liability should be recorded under ROC GAAP.

    Under US GAAP, a bonus accrual is generally accounted for as a contingent liability. The existence of conditions which affect the likelihood of the future outcome will need to be assessed and an accrual will only be made when such conditions are determined to be probable and when the amount can be reasonably estimated.

  (9)
  Payroll Taxes associated with share-based payments

    In 2004, the Company entered into a contractual agreement with certain shareholders to reimburse them for any personal taxes that they will incur for transferring common shares of the Company to its employees. At the time, the employees were already entitled to receive shares from the shareholders arising from their fulfillment of past employment services to the Company. Accordingly, the employees could demand the transfer of shares at any time. No demand for share transfer was made during 2004. ROC GAAP does not provide specific guidance on when payroll taxes associated with share-based payments should be recognized as a liability. In this case, a liability was accrued in 2004 because it was determined that the transfer of shares was probable, the contractual agreement required the company to compensate the shareholders for personal taxes incurred as a result of the transfer and the amount can be reasonably estimated.

    Under US GAAP a liability for employee payroll taxes on employee stock compensation should be recognized on the date of the event triggering the measurement and payment of the tax to the taxing authority, which in the case of the Company, would be the period in which the shares are transferred to the employees and the shareholders incur the obligation to pay personal tax on the transfer.

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  Exhibit 99.1
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS OF DECEMBER 31, 2006 AND FOR THE YEAR THEN ENDED
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. BALANCE SHEETS
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. BALANCE SHEETS (Continued)
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. STATEMENTS OF INCOME
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. STATEMENTS OF CASH FLOWS
ADVANCED CHIP ENGINEERING TECHNOLOGY INC. STATEMENTS OF CASH FLOWS (Continued)